

07002179

SE[illegible]MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34156

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Downing & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

23 Hawks Perch
(No. and Street)

Plymouth	MA	02360
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thomas E. Thevenin, CPA, PC
(Name – *if individual, state last, first, middle name*)

PO Box 98, 30 Wapping Road, Kingston, MA 02364
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 09 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert F. Downing, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Downing & Co., Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____



ERICA K. LEE
Notary Public
Commonwealth of Massachusetts
My Commission Expires May 10, 2013

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DOWNING & CO., INC.

FINANCIAL STATEMENTS

December 31, 2006 and 2005

(With Independent Auditors' Report Thereon)

DOWNING & CO., INC.

Financial Statements

December 31, 2006 and 2005

Table of Contents

Thomas E. Thevenin, CPA, PC
Certified Public Accountant

Report of Independent Public Accounting Firm

The Board of Directors and Stockholders
Downing & Co., Inc.:

We have audited the accompanying balance sheet of Downing & Co., Inc. ("the Company") as of December 31, 2006 and 2005, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed more fully in Note 1, the Company is a wholly owned subsidiary of Downing Holdings, LLC. To comply with NASD requirements, we are opining on the Company as a separate entity.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Thomas E. Thevenin, CPA, PC

February 5, 2007

P.O. Box 98 • 30 Wapping Road • Kingston, MA 02364
Phone 781-582-1211 • Fax 781-582-0104 • thomasthevenin@verizon.net

DOWNING & CO., INC.
BALANCE SHEET
DECEMBER, 31 2006 and 2005

ASSETS

	2006	2005
Current assets		
Cash and cash equivalents	$ 17,208	$ 7,332
Receivable from parent company	40,000	
	$ 57,208	$ 7,332

LIABILITIES AND STOCKHOLDER'S EQUITY

	2006	2005
Current liabilities		
Accrued expense	$ -	$ 756
Total current liabilities	-	756
Stockholder's equity		
Common stock, no par value,		
Authorized 10,200, Issued 1,400 shares	46,029	44,779
Retained earnings (deficit)	26,179	(23,203)
	72,208	21,576
Less treasury stock, 140 shares at cost	15,000	15,000
Total stockholder's deficit	57,208	6,576
	$ 57,208	$ 7,332

See accompanying notes to financial statements

DOWNING & CO., INC.
STATEMENT OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2006 and 2005

	2006	2005
Revenues		
Commissions and fees	$ 115,133	$ 342
Operating expenses		
Registration and assessment	1,348	2,802
Office and miscellaneous expense	203	753
Management fees	60,200	
Audit expense	4,000	2,278
	65,751	5,833
Operating income (loss)	49,382	(5,491)
Other expense		
Write-off due from parent company		44,513
	-	44,513
Income before income taxes	49,382	(50,004)
Income taxes		
Current	(12,099)	
Benefit due to loss carryforward	12,099	
	-	-
Net income (loss)	$ 49,382	$ (50,004)

See accompanying notes to financial statements

DOWNING & CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER, 31 2006 and 2005

	Common Stock	Retained Earnings	Treasury Stock	Total
Balance, January 1, 2005	$ 42,001	$ 26,801	$ (15,000)	$ 53,802
Increase in additional paid-in-capital	2,778			2,778
Net loss		(50,004)		(50,004)
Balance at December 31, 2005	44,779	(23,203)	(15,000)	6,576
Increase in additional paid-in-capital	1,250			1,250
Net income		49,382		49,382
Balance at December 31, 2006	$ 46,029	$ 26,179	$ (15,000)	$ 57,208

See accompanying notes to financial statements

DOWNING & CO., INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006 and 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 49,382	$ (50,004)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities		
(Decrease) increase in accrued expense	(756)	300
Net cash provided by (used in) operating activities	48,626	(49,704)
CASH FLOWS FROM FINANCING ACTIVITIES		
Receivable from parent company	(40,000)	46,513
Proceeds from additional paid-in capital	1,250	2,778
Net cash (used in) provided by financing activities	(38,750)	49,291
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	9,876	(413)
CASH AND CASH EQUIVALENTS		
BEGINNING OF YEAR	7,332	7,745
END OF YEAR	$ 17,208	$ 7,332

See accompanying notes to combined financial statements

DOWNING & CO., INC.
Notes to Financial Statements
December 31, 2006 and 2005

(1) Summary of Significant Accounting Policies

(a) Description of Business

Downing & Co., Inc. (the Company) provides investment banking and financial consulting services to private and public institutions. It assists these entities in obtaining and employing long-term capital. The Company is registered with the SEC and the NASD and is a non-public broker dealer.

The Company has been involved in projects throughout the United States. It places emphasis on projects that provide a public benefit. Previous projects include (1) low income, handicapped and military housing and (2) research, hospital and government facilities. It has also provided services to private office facility projects.

(b) Principles of Presentation

The Company is a wholly owned subsidiary of Downing Holdings, LLC. Under Accounting Research Bulletin, No. 51 the Company should be consolidated with its parent company. For the purposes of this report, management is presenting the Company's financial position and the results of its operations and cash flows as a separate entity. This was done to segregate its broker dealer operation for NASD purposes.

(c) Basis of Accounting

The Company maintains its records on the accrual basis of accounting.

(d) Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

(e) Revenue Recognition

Commissions and fees are recognized when services required by the various contracts are performed.

(f) Use of Estimates

The preparation of the financial statements requires management to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

(g) Recently Adopted Accounting Standards

In December 2004, the FASB issued FASB Statement No. 153, *Exchanges of Nonmonetary Assets*, which eliminates an exception in APB 29 for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. This Statement was adopted by the Company for nonmonetary asset exchanges occurring on or after January 1, 2006.

(1) Summary of Significant Accounting Policies (continued)

(g) Recently Adopted Accounting Standards (continued)

In May, 2005 FASB No. 154, *Accounting for Changes and Error Corrections*, was issued. It replaces APB Opinion No. 20 and FASB Statement No. 3. This Statement provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. This Statement also provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable. The correction of an error in previously issued financial statements is not an accounting change. However, the reporting of an error correction involves adjustments to previously issued financial statements similar to those generally applicable to reporting an accounting change retrospectively. Therefore, the reporting of a correction of an error by restating previously issued financial statements is also addressed by this Statement. This statement was adopted by the Company for accounting changes and error corrections occurring on or after January 2, 2006.

(h) Fair Value of Financial Instruments

The fair value of the Company's financial instruments, including cash and cash equivalents, receivable from parent company and other accrued liabilities, approximate cost, because of their short maturities.

(i) Reclassifications

Certain reclassifications have been made to prior year balances in order to conform to the current year's presentation.

(2) Retirement Plan

The Company and its parent company have an employee stock ownership plan, but neither entity has any employees at this time. Management is planning to terminate the Plan and distribute the assets to the remaining member. This member is the CEO and controlling equity holder in both entities. Contributions have not been made to the plan in years.

(3) Concentrations

In 2006, 100% of the Company's revenues were derived from two customers.

(4) Related Party Transactions

In prior years, the Company was a 100% owned subsidiary of Downing & Company Holdings, Inc. (Holdings). Holdings provided management services to the Company. Essentially, the operating expenses of the Company were borne by Holdings. Holdings then charged the Company a management fee, based on revenue, after allocating expenses specific to the Company.

(4) Related Party Transactions (continued)

Holdings was insolvent and ceased operations in 2005. The write-off due from parent company of $44,513 in the accompanying statement of income was the result of Holdings financial condition.

In 2005, the Company's common stock held by Holdings was transferred to Dowco Holdings LLC (LLC); thereby, making it the present parent company. LLC will provide the same management services as Holdings did in the past.

In 2006, management fees amounted to $60,200 and the Company advanced $40,000 to LLC. This advance is a short-term non-interest bearing advance. In 2005, management services were not provided by the parent companies.

DOWNING & CO., INC.
SUPPLEMENTARY INFORMATION
DECEMBER, 31 2006

SCHEDULE I

Computation of Net Capital

Line			
3	Total Ownership Equity Qualified for Net Capital	$	57,208
	Deduct:		
6A	Total Non-Allowable Assets		40,000
8	Net Capital before Haircuts		17,208
9	Haircuts on Securities		
10	Net Capital	$	17,208

SCHEDULE II

Computation of Basic Net Capital Requirement

Line		
11	Minimum Net Capital Required (6-2/3% of Line 19)	-
12	Minimum Dollar Net Capital Requirement	5,000
13	Net Capital Requirement (Greater of Line 11 or 12)	5,000
14	Excess Net Capital (Line 10 Less Line 13)	12,208
15	Excess Net Capital at 1,000% (Line 10 Less 10% of Line 19)	17,208

SCHEDULE II

Computation of Aggregate Indebtedness

Line		
16	Total A.I. Liabilities from Statement of Financial Position	None
19	Total Aggregate Indebtedness	None
20	Percentage of Aggregate Indebtedness to Net Capital	0%

DOWNING & CO., INC.
SUPPLEMENTARY INFORMATION
DECEMBER, 31 2006

Reconciliation of Audited Computation of Net Capital
to Net Capital Per Focus Report

Net Capital Per Focus Report	$	17,208
Auditor's Adjustments		
Per Audit Computation - Non-Allowed Assets		40,000
Per Focus Report		(40,000)
Per Audited Report - Haircuts on Securities		-
Per Focus Report		-
Per Audited Computation	$	17,208

We found no material inadequacies in our examination of the financial reports for the year ended December 31, 2006.
The Focus Report agrees to our audited amounts.

Thomas E. Thevenin, CPA, PC

Thomas E. Thevenin, CPA, PC
Certified Public Accountant

REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL

Board of Directors
Downing & Co., Inc.
Plymouth, Massachusetts

In planning and performing our audit of the financial statements and supplemental schedules of Downing & Co., Inc. for the year ended December 31, 2006, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling the responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with the reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in condition or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design of operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within

P.O. Box 98 • 30 Wapping Road • Kingston, MA 02364
Phone 781-582-1211 • Fax 781-582-0104 • thomasthevenin@verizon.net

a timely period by employees in normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of the is report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is solely for the information and use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Thomas E. Thevenin, CPA, PC

Kingston, Massachusetts
February 5, 2007

END